UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Electromed, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

285409108

(CUSIP Number)

Zenith Sterling Advisers LLC

Attn: Joshua J. Peters

9075 Deer Ridge Drive

Bloomington, Illinois 61705

Telephone: 630-901-5972

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 6, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [285409108]	13D	Page 1 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zenith Sterling Advisers LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS(see instructions) OO – Client Funds
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 395,570*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 395,570*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,570
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.47%
14.	TYPE OF REPORTING PERSON (see instructions) IA

*	Includes 236,147 shares held in accounts owned by Joshua Peters over which Zenith Sterling Advisers, LLC has discretionary authority. Mr. Peters is the sole managing member of Zenith Sterling Advisers, LLC.

CUSIP No. [285409108]	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joshua J. Peters
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS(see instructions) PF, OO – Client Funds
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 395,570*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 395,570*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,570
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.47%
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Includes 236,147 shares held in accounts owned by Joshua Peters over which Zenith Sterling Advisers, LLC has discretionary authority. Mr. Peters is the sole managing member of Zenith Sterling Advisers, LLC.

CUSIP No. [285409108]	13D	Page 3 of 5 Pages

Explanatory Note

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on June 13, 2019, as amended pursuant to Amendment No. 1 dated September 23, 2019, which were filed by Zenith Sterling Advisers LLC and Joshua J. Peters with respect to the Common Stock, $0.01 par value (the “Common Stock”), of Electromed, Inc., a Minnesota Corporation (the “Corporation”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D.

This Amendment No. 2 amends the Schedule 13D and its Amendment No. 1 to supplement the Schedule 13D as follows:

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

No change.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended to read as follows:

The aggregate purchase price of the 395,570 shares of Common Stock beneficially owned by the Reporting Persons as of February 6, 2020 is approximately $2,612,358, not including brokerage commissions. The cost basis for these shares has been calculated on a first-in, first-out basis. The source of funds for these purchases were individual client funds. No part of the purchase price represents borrowed funds.

Item 4. Purpose of Transaction.

In the ordinary course of the Reporting Persons’ management of client accounts since the filing of Amendment No. 1 on September 23, 2019, the Reporting Persons have purchased a total of 57,300 shares of the Corporation’s Common Stock and have sold a total of 174,930 shares of the Corporation’s Common Stock, as detailed in Item 5. All of these transactions were conducted on the open market.

In addition, the Reporting Persons acquired beneficial ownership of 11,900 shares of the Corporation’s Common Stock when Zenith Sterling Advisers LLC assumed discretionary trading authority for two new client accounts that already held shares of the Common Stock. This discretionary trading authority became effective on October 11, 2019. The Reporting Persons disclaim any beneficial ownership of these shares prior to October 11, 2019.

With the sales effected on February 6, 2020, the Reporting Persons’ beneficial ownership was reduced to less than 5% of the outstanding shares reported by the Corporation as of November 8, 2019.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to read as follows:

(a)	As of the date of this filing, the Reporting Persons beneficially own 395,570 shares of Corporation’s Common Stock. This represents approximately 4.47% of the Corporation’s outstanding Common Stock, based on the Form 10-Q filed by the Corporation for the fiscal quarter ended September 30, 2019, which reported that 8,448,948 shares were outstanding as of November 8, 2019.

(b)	See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and/or sole or shared power to dispose or to direct the disposition of such shares of Common Stock

CUSIP No. [285409108]	13D	Page 4 of 5 Pages

As an investment adviser, Zenith has the discretionary authority over its client’s accounts and, as a result, may be deemed to have the shared power to vote and dispose of the 395,570 shares of Common Stock held in such client accounts. This includes 236,147 shares held in accounts owned by Peters which are managed by Zenith.

As the sole managing member of Zenith, Peters may be deemed to have the shared power to vote (or to direct the vote of) and dispose (or direct the disposition of) the 395,570 shares deemed to be beneficially owned by Zenith solely as a result of its discretionary authority over the client accounts. This includes 236,147 shares held in accounts owned by Peters which are managed by Zenith.

Each of the Reporting Persons declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purposes, the beneficial owner of any of the securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Corporation or securities of the Corporation for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is acting as a statutory group within the meaning of Rule 13d-5(b)(1) of the Act.

(c)	Since the Amended Schedule 13D filed on September 23, 2019, Zenith effected the following transactions in the Corporation’s Common Stock on behalf of its client accounts:

Trade Date	Nature of Transaction	Number of Shares	Weighted Average Price Per Share	Maximum Price Traded on Trade Date	Minimum Price Traded on Trade Date
10/11/2019	Acquisition*	11,900	6.5000	n/a	n/a
10/24/2019	Purchase	1,700	6.9607	7.0299	6.8871
10/25/2019	Purchase	4,500	7.0254	7.1100	6.8991
10/28/2019	Purchase	2,100	7.0009	7.0693	6.9425
10/30/2019	Purchase	1,749	6.7281	6.8400	6.7132
10/31/2019	Purchase	951	6.8929	6.9100	6.8897
11/13/2019	Sale	54,200	9.1772	9.4207	8.9000
11/14/2019	Sale	8,400	9.9122	10.6061	9.5801
11/22/2019	Purchase	12,200	8.8496	9.1988	8.7600
12/3/2019	Purchase	1,100	9.6391	9.7060	9.5490
12/3/2019	Sale	400	9.7137	9.8780	9.6407
12/4/2019	Purchase	2,500	9.8723	9.8988	9.8390
12/4/2019	Sale	1,200	10.0996	10.1832	9.9731
12/9/2019	Purchase	12,512	8.7617	9.2073	8.5400
12/10/2019	Purchase	2,488	8.8428	8.9377	8.7200
12/11/2019	Purchase	200	8.6712	8.7423	8.6000
12/12/2019	Purchase	1,400	8.0814	8.1250	7.9840
12/16/2019	Purchase	4,700	8.1615	8.9040	8.0350
12/18/2019	Purchase	100	9.0800	9.0800	9.0800
12/18/2019	Sale	100	9.0008	9.0008	9.0008
12/23/2019	Purchase	1,026	8.5000	8.5000	8.5000
12/27/2019	Purchase	200	8.5100	8.5100	8.5100
12/30/2019	Purchase	719	8.6319	8.6813	8.5200
12/31/2019	Purchase	955	8.6356	8.6495	8.6000
1/2/2020	Purchase	1,600	8.7158	8.7468	8.6100
1/9/2020	Sale	600	9.2657	9.3200	9.2450
1/15/2020	Sale	5,000	9.9503	9.9503	9.9503
1/21/2020	Purchase	500	9.5274	9.5570	9.5100
1/21/2020	Sale	300	9.4902	9.5100	9.4615
1/23/2020	Purchase	619	10.0274	10.0614	10.0100
1/23/2020	Sale	100	10.0076	10.0076	10.0076
1/24/2020	Purchase	2,481	9.2841	9.5106	9.0600
1/27/2020	Purchase	400	9.4120	9.4500	9.4100
1/28/2020	Purchase	400	9.7010	9.7880	9.6060
1/30/2020	Purchase	200	9.6695	9.6695	9.6695
2/4/2020	Sale	300	9.9255	10.3076	9.7090
2/5/2020	Sale	1,830	10.7505	10.7700	10.7500
2/6/2020	Sale	102,500	10.5010	10.5750	10.5000

*	On Oct. 11, 2019, Zenith Sterling Advisers LLC received discretionary trading authority for two additional client accounts that already held shares of the Corporation’s Common Stock. The Reporting Persons disclaim any beneficial ownership of these shares prior to this date.

The weighted average prices noted above do not include any brokerage fees. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price within the ranges set forth above.

(d)	Zenith’s advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities held for their respective accounts.

(e)	As of February 6, 2020, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock of the Corporation. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. [285409108]	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zenith Sterling Advisers LLC, a Delaware limited liability company

/s/ Joshua J. Peters
Joshua J. Peters
Managing Member

February 10, 2020
Date

/s/ Joshua J. Peters
Joshua J. Peters

February 10, 2020
Date